EXHIBIT 21

SUBSIDIARIES OF CBRE GROUP, INC.
AT DECEMBER 31, 2021
The following is a list of subsidiaries of CBRE Group, Inc. (the “Company”) as of December 31, 2021, omitting subsidiaries which, considered in the aggregate as if they were a single subsidiary, would not constitute a significant subsidiary.

State (or Country) of Incorporation
Name

CBRE Services, Inc.	Delaware
CB/TCC, LLC	Delaware
CBRE, Inc.	Delaware
CBRE Holdco, Inc.	Delaware
CBRE Holdings, LLC	Delaware
CBRE Partner, Inc.	Delaware
CBRE Capital Markets, Inc.	Texas
CB/TCC Global Holdings Limited	United Kingdom
CBRE Holdings Limited	United Kingdom
CBRE Limited	United Kingdom
CBRE Global Holdings	Luxembourg
CBRE Luxembourg Holdings	Luxembourg
CBRE Global Acquisition Company	Luxembourg
Relam Amsterdam Holdings B.V.	The Netherlands